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SEC FILE NUMBER
08-65677

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BG Strategic Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

525 South Flagler Drive, Suite 200
(No. and Street)

West Palm Beach (City) FL (State) 33401 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Cuccia (Name) 732-713-9607 (Area Code – Telephone Number) gary@bgsa.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

2000 Banks Road, Suite 218 (Address) Margate (City) FL (State) 33063 (Zip Code)

April 13, 2010 (Date of Registration with PCAOB)(if applicable) 5036 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gary Cuccia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BG Strategic Advisors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Fernando Puig
COMMISSION # GG292276
EXPIRES: March 29, 2023
Bonded Thru Aaron Notary

Notary Public

Signature: [signature]

Title: CEO, COO, and Manager

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BG STRATEGIC ADVISORS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **BG Strategic Advisors, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **BG Strategic Advisors, LLC** as of December 31, 2021, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **BG Strategic Advisors, LLC** as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **BG Strategic Advisors, LLC** management. Our responsibility is to express an opinion on **BG Strategic Advisors, LLC** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **BG Strategic Advisors, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I - Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of **BG Strategic Advisors, LLC** financial statements. The supplemental information is the responsibility of **BG Strategic Advisors, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission, and Schedule III - Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **BG Strategic Advisors, LLC's** auditor since 2019.

Assurance Dimensions
Margate, Florida
March 25, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

BG STRATEGIC ADVISORS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2021

BG STRATEGIC ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Assets

Cash and cash equivalents	$	220,952
Prepaid expenses		2,513
Security deposits		500
Total assets	$	223,965

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	76,588
Total liabilities	$	76,588

Commitments and Contingencies (Note 8)

Member's Equity

Member's equity	$	147,377
Total liabilities and member's equity	$	223,965

The accompanying notes are an integral part of this financial statement

BG STRATEGIC ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:	
Success fees	450,000
Interest Income	1
Total revenues	450,001
Expenses:	
Salaries and wages	94,895
Bad debt expense	28,215
Professional fees	194,519
General and administrative	1,410
Employee ancillary	3,128
Rent and utilities	6,000
Regulatory	9,239
Insurance	1,838
Taxes	213
Total expenses	339,457
Net Income	$ 110,544

BG STRATEGIC ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, January 1, 2021	$	536,833
Net Income		110,544
Member's distribution		(500,000)
Balance, December 31, 2021	$	147,377


BG STRATEGIC ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021


Cash flows from operating activities:

Net income	$	110,544
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Bad debt expense		28,215
Changes in operating assets and liabilities:		
Accounts receivable		2,345
Prepaid expenses and other		34,231
Accounts payable and accrued expenses		41,656
Net cash provided by operating activities		216,991
Financing Activities		
Member distributions		(500,000)
Net cash used by financing activities		(500,000)
Net decrease in cash and cash equivalents		(283,009)
Cash and cash equivalents at beginning of year		503,961
Cash and cash equivalents at end of year	$	220,952

Supplemental disclsoures of cash flow information

Interest	$0
Taxes	$0


The accompanying notes are an integral part of this financial statement
5


NOTE 1 – DESCRIPTION OF BUSINESS

Effective July 13, 2021, BGSA, LLC changed its name to BG Strategic Advisors, LLC (the "Company"). The Company is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents.   There were no cash equivalents held by the Company at December 31, 2021.

Revenue Recognition
The Company records revenue in accordance with ASC 606 – Revenue from contracts with customers. Revenues from contracts with customers are composed of success fees for sale of equity interest in its clients. Such fees are recognized at the point in time when the Company's performance, under the terms of the contract, are completed, which is typically at the end of each performance obligation. In some instances, a contract may consist of various performance obligations. Under this circumstance revenue is recognized over time in which performance obligations are simultaneously provided by the Company and benefits the customer. The Company had one major transaction that accounted for 100% of the revenue for the year ended December 31, 2021.

Property and Equipment
The Company's property and equipment are carried at cost and had depreciated using the straight-line method over the estimated economic useful lives of the assets. As of December 31, 2021, property and equipment carry a net book value of zero.

Leases
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income and changes in member's equity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company evaluates the lease classification for properties leased from third parties as either a financing lease or operating lease at the inception of the lease and when a modification is made to a lease. As to those arrangements that are classified as financing leases, the Company records property under finance leases and a finance lease obligation in an amount equal to the lesser of the present value of the minimum lease payments to be made over the life of the lease at the beginning of the lease term, or the fair value of the leased property. The property under finance lease is amortized on a straight-line basis as a charge to expense over the lease term, as defined, or the economic life of the leased property, whichever is less. The Company did not have any finance leases during the year ended December 31, 2021. The Company records operating leases with a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. The Company did not have any ROU leases during the year ended 2021.

NOTE 3 – PROPERTY & EQUIPMENT

Property and equipment is fully depreciated and consist of the following at December 31, 2021:

Office equipment	$ 26,979
Furniture and fixtures	1,711
Property and equipment	$28,690
Less: accumulated depreciation	(28,690)
Property and equipment, net	$ -

Depreciation expense was $0 for the year ended December 31, 2021.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

On July 30, 2013, the SEC amended the Customer Protection Rule regarding the "PAB" account. The Company maintains a bank account at one financial institution. Due to the SEC amendment, this account is now a "proprietary account of other broker/dealers ("PAB") held by the clearing broker/dealer". Under the rule's amendments, a carrying broker may use PAB account securities for its own purposes, provided that it informs the PAB account holder that it intends to do so and provides the PAB account holder with the opportunity to object to such use. If the carrying broker complies with these requirements, the PAB account holder will not be required to deduct the value of the PAB account from its net capital under the net capital rule. The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2021, the Company had no uninsured cash balances.

NOTE 5 – INCOME TAXES

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income and Changes in Member's Equity for the year ended December 31, 2021.

NOTE 5 – INCOME TAXES (CONTINUED)

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2021, the Company has no liabilities for uncertain tax positions. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Generally, the Company is no longer subject to examinations by income tax authorities for years before 2019.

NOTE 6 – RELATED PARTY TRANSACTIONS

During 2021, the Company incurred net costs of $123,701 that were paid by BGSA Holdings LLC, its parent company, on behalf of the Company. The Company had one employee who is paid through the parent company's PEO provider. These costs are recorded as expenses and a liability to the parent. These liabilities were offset by payments of $110,289 to BGSA Holdings LLC. As of December 31, 2021, there was a remaining liability to the parent of $16,739, included in accounts payable on the balance sheet.

On April 1, 2019 the Company entered into a lease agreement for an office space located in Cambridge Capital LLC office suite.   The lease agreement is a month to month agreement with lease payments of $500 per month and a security deposit of $500.   Rent expense in 2021 was $6,000.

NOTE 7 – LONG-TERM INCENTIVE AND COMPENSATION PLAN

During 2009, the Company adopted a Long-term Incentive and Compensation Plan (the "Plan"). In accordance with the Plan, the incentive shares are redeemable by the Company, and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No expense has been recorded for the shares granted or vested due to the contingent nature of the shares awarded.

Incentive share activity during 2021 is summarized below:

Shares granted and outstanding at January 1, 2021	100,000
Granted during the year	-
Forfeited during the year	-
Shares granted and outstanding at December 31, 2020	100,000

Of the 100,000 shares outstanding, 100,000 shares were vested at December 31, 2021.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation
From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.   As of December 31, 2021, there are no pending litigation matters known to Management.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border crossings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. During the year the Company implemented cost containment strategies, including continued curtailment of Company travel and delayed hiring of new employees. Although certain economic conditions have showed signs of improvement towards the end of fiscal 2021, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future. Management will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to the Company.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2021.

At December 31, 2021, the Company had net capital of $144,364, which was $139,258 in excess of the required net capital of $5,106. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.53 to 1, below the maximum ratio of 15 to 1.

NOTE 10 – SUBSEQUENT EVENTS

Management evaluates events and transactions occurring subsequent to the date of the financial statements, for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through March 25, 2022, the date at which the financial statements were available to be issued, and determined that there are no events that would require adjustments or disclosures in the financial statements.

BG STRATEGIC ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021

Computation of basic net capital requirements:

Total member's equity	$	147,377
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		2,513
Security deposits		500
Total non-allowable assets		3,013
Net capital		144,364
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($76,588)		5,106
Minimum dollar net capital requirement for this broker-dealer ($5,000)		5,000
Net capital requirement (greater of above two requirements)		5,106
Net capital in excess of required minimum	$	139,258

There are no material differences between the proceeding computation and
the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021

BG STRATEGIC ADVISORS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Total Aggregate Indebtedness

Accounts payable	$	76,588
Aggregate indebtedness	$	76,588

Ratio of aggregate Indebtedness
to net capital 0.53

SCHEDULE III
BG STRATEGIC ADVISORS, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULES 15c3-3
AS OF DECEMBER 31, 2021

BG Strategic Advisors, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the footnote 74 of the Rule.

BG Strategic Advisors, LLC is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers."

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.
B) Information Relating to the Possession or Control Requirements under Rule 15c3-3



ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of **BG Strategic Advisors, LLC:**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) **BG Strategic Advisors, LLC** (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 25, 2022

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

13

BGSA^{LLC}

BG STRATEGIC ADVISORS, LLC

BG Strategic Advisors, LLC's Exemption Report

BG Strategic Advisors, LLC (the "**Company**"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BG STRATEGIC ADVISORS, LLC

I, Gary Cuccia, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

CEO and COO

March 12, 2022

MEMBER FINRA/SIPC

525 SOUTH FLAGLER DRIVE, SUITE 200, WEST PALM BEACH, FL 33401
TEL: 561.932.1600 | FAX: 561.655.6232| INFO@BGSA.COM | WWW.BGSALLC.COM - WWW.BGSA.COM